Exhibit 99.1

YAMANA GOLD ANNOUNCES FOURTH QUARTER AND YEAR END 2014 RESULTS, AND
2015 – 2017 OUTLOOK
--Results continue to demonstrate stability of portfolio and provide opportunities for high quality growth--

TORONTO, ONTARIO, February 11, 2015 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced its financial and operating results for the fourth quarter and year end 2014, and updates the Company’s future outlook.

FOURTH QUARTER AND FULL YEAR 2014 HIGHLIGHTS
•	17% increase in full year production compared to 2013 for record annual production of over 1.4 million gold equivalent ounces (“GEO”)(1); and
o	Full year production of 133.5 million pounds of copper.
•	4% increase in quarterly production compared to the third quarter for record quarterly production of 405,615 GEO.
•	All-in sustaining cash costs (“AISC”)(2,3) of $774 per GEO for the fourth quarter and $807 per GEO for full year; and
o	Full year AISC of $747 per GEO at cornerstone operations(4).
•	Adjusted cash flows(2,5,6) from continuing operations before changes in non-cash working capital for the fourth quarter of $176.7 million ($0.20 per share).
•	Cash flows from continuing operations after changes in non-cash working capital(5) for the fourth quarter of $183.6 million ($0.21 per share).
•	Adjusted loss from continuing operations(2) for the fourth quarter of $16.2 million ($0.02 per share); and
o	Net loss from continuing operations for the fourth quarter of $299.5 million ($0.34 per basic share).

The Company continued the trend of sequential quarter over quarter production increases and record annual production.  This growth in production was delivered at all-in sustaining cash costs well below the expected range while continuing to generate cash flow consistent with established levels.  These achievements demonstrate that the Company’s focus in 2014 on cornerstone assets has resulted in a portfolio with a stable production and cost base, and a proven ability to generate cash flow.

(All amounts are expressed in United States dollars unless otherwise indicated, unaudited.)
(This press release is recommended to be read in conjunction with the Company’s fourth quarter Management Discussion & Analysis and Financial Statements.)
1.	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.
2.
Refers to a non-GAAP measure.  Reconciliation of non-GAAP measures are available at www.yamana.com/Q42014 at a number of our in Brazil coming to an enddion at Gualcacreases to production and decreases to costs throughout 2014of 1.4

3.	Includes by-product cash costs, sustaining capital, corporate general and administrative expense and exploration expense.
4.	Cornerstone operations include Chapada, El Peñón, Gualcamayo, Canadian Malartic, Mercedes, Minera Florida and Jacobina.
5.	Cash flows from operating activities.
6.	Cash flows adjusted for reorganization costs.

2015 – 2017 OUTLOOK HIGHLIGHTS
•	Portfolio with stable production, cost and cash flow base supports focus returning to growth in mineral reserves and mineral resources, and production.
•	2015 total expected production:
o	9% increase in gold only production to 1.30 million ounces;
o	9.7 million ounces of silver; and
o	120 million pounds of copper.
•	2015 expected operating costs:
o	Cash costs(2) of $545 per ounce of gold and $6.00 per ounce of silver; and
o	AISC of between $800 and $830 per ounce of gold and $9.50 and $9.80 per ounce of silver.
•	Expansionary capital of approximately $90 to $140 million in 2015 includes initial capital spend on the construction of Cerro Moro and projects to increase recoveries at Chapada.
•	2016 total expected production:
o	14% increase in gold only production over 2014 to 1.37 million ounces;
o	9.0 million ounces of silver; and
o	120 million pounds of copper.

The stability of the Company’s portfolio provides it with the flexibility to return its focus to growth, specifically growth in mineral reserves and mineral resources and production.  This flexibility is complemented by the strength of the Company’s balance sheet and progress with its debt reduction initiative.  In 2015, the Company expects to deliver planned production growth at operating costs consistent with 2014 levels.  In addition, the Company has made the decision to move ahead with the Cerro Moro project which is a high quality project that has the potential to add significantly to production growth at low cost.  The Company’s efforts beginning in 2015 will focus on the number of ounces in the ground and production with an emphasis on growth in production.

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KEY STATISTICS
	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
(In thousands of United States Dollars except for shares and per share amounts, unaudited)	2014	2013	2014	2013
Revenue	542,943	420,663	1,835,122	1,842,682
Cost of sales excluding depletion, depreciation and amortization	(318,661)	(239,030)	(1,045,827)	(900,789)
Depletion, depreciation and amortization	(136,656)	(111,520)	(503,519)	(401,115)
General and administrative expenses	(29,400)	(29,800)	(122,351)	(135,320)
Exploration and evaluation expenses	(5,900)	(8,000)	(20,011)	(30,151)
Equity (losses)/earnings from associate (Alumbrera)	3,580	(5,086)	(7,107)	(3,905)
Operating earnings	87,626	70,113	285,776	540,778
Net (loss)/earnings from continuing operations	(299,549)	(442,764)	(1,194,867)	(302,330)
Net (loss)/earnings from continuing operations per basic share	(0.34)	(0.59)	(1.46)	(0.36)
Net (loss)/earnings from continuing operations per diluted share	(0.35)	(0.59)	(1.46)	(0.36)
Adjusted earnings from continuing operations	(16,208)	36,795	41,532	274,054
Adjusted earnings from continuing operations per share	(0.02)	0.05	0.05	0.36
Cash flow generated from continuing operations after changes in non-cash working capital	183,627	165,925	513,929	564,996
Per share	0.21	0.22	0.62	0.75
Adjusted cash flow from continuing operations before changes in non-cash working capital	176,671	165,249	647,595	707,814
Per share	0.20	0.22	0.79	0.94
Average realized gold price per ounce	1,199	1,277	1,256	1,408
Average realized silver price per ounce	16.39	20.63	18.84	23.73
Average realized copper price per pound	2.99	3.37	3.12	3.28

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PRODUCTION SUMMARY - FINANCIAL AND OPERATING SUMMARY
	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
	2014	2013	2014	2013
Total gold equivalent ounces - produced	405,615	303,768	1,400,562	1,197,559
Gold produced	352,574	233,816	1,197,653	1,029,863
Silver produced (millions of ounces)	2.7	2.2	10.1	8.4
Total gold equivalent ounces - sold	402,043	260,568	1,266,251	1,090,771
Total copper produced - Chapada (millions of pounds)	35.0	36.0	133.5	130.2
Total copper sold - Chapada (millions of pounds)	33.8	34.5	123.5	126.0

	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
	2014	2013	2014	2013
Cash costs per gold equivalent ounce	$484	$417	$482	$410
Co-product cash costs per gold equivalent ounce	$608	$647	$622	$596
Cash cost per pound of copper - Chapada	$1.57	$1.53	$1.68	$1.65
All-in sustaining cash costs per GEO	$774	$754	$807	$814
All-in sustaining cash costs per GEO, co-product basis	$852	$935	$899	$947

PRODUCTION BREAKDOWN
	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
(in GEO)	2014	2013	2014	2013
Chapada	30,737	29,817	113,386	110,618
El Peñón	122,850	101,364	452,120	467,523
Gualcamayo	46,009	34,929	180,412	120,337
Mercedes	32,512	31,716	113,174	141,618
Canadian Malartic	66,369	n/a	143,008	n/a
Minera Florida	31,641	30,513	119,582	118,590
Jacobina	20,909	19,519	75,650	73,695
Alumbrera	13,704	11,319	39,650	39,157
Brio Gold	38,470	34,884	144,663	98,450
Continuing Operations	403,201	294,061	1,381,645	1,169,988
Ernesto Pau-a-Pique	2,414	9,707	18,917	27,571
TOTAL	405,615	303,768	1,400,562	1,197,559

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Financial Results for the year ended December 31, 2014

Cash flows from operating activities from continuing operations after changes in non-cash working capital items for the year ended December 31, 2014 were $513.9 million compared to $565.0 million for the year ended December 31, 2013.  Cash flows from operating activities before changes in non-cash working capital for the year ended December 31, 2014 were $595.0 million compared to $707.9 million in 2013.  Lower cash flows from operating activities compared to that of 2013 were due to $32.4 million in transaction costs associated with the acquisition of a 50% interest in Osisko and reorganization and demobilization costs of $21.8 million.  Adjusted operating cash flows excluding these one-time expenditures were $647.6 million.

Net loss from continuing operations for the year ended December 31, 2014 was $1.2 billion or $1.46 per share, compared to net loss from continuing operations of $446.2 million or $0.59 per share for the year ended December 31, 2013.  Net loss from continuing operations of $1.2 billion was after a non-cash tax accrual on deferred tax liabilities resulting from newly enacted Chilean tax changes of $329.5 million, impairment charges in respect of certain mines of $752.9 million  and non-recurring charges including $32.4 million in transaction costs related to the acquisition of a 50% interest in Osisko, $17.9 million in respect of reorganization and demobilization costs relating to placing C1 Santa Luz on care and maintenance and non-recurring provisions.  Consistent with IFRS, these items have been recognized during the period incurred.  The Company has excluded these items from its adjusted loss as these items are non-cash and non-recurring in nature and do not reflect the underlying performance of ongoing operations.

Adjusted earnings from continuing operations was $41.5 million or $0.05 per share for the year ended December 31, 2014, compared to adjusted earnings from continuing operations of $274.1 million or $0.36 per share for the year ended December 31, 2013.  Mine operating earnings for the year ended December 31, 2014 were $285.8 million, compared to $540.8 million in 2013.  Lower adjusted earnings and mine operating earnings for 2014 was attributed to lower realized metal prices of approximately 11% for gold, 21% for silver and 5% for copper, higher cash costs and depletion, depreciation and amortization expense.  Adjusted earnings from continuing operations for the year does not include tax benefits associated with taxable losses from certain mines including mines in commissioning and reflects interest expense on additional and assumed debt.  Income tax expense included in adjusted earnings from continuing operations was $82.2 million for the year ended December 31, 2014 compared to a tax expense of $100.3 million in 2013.

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Income tax expense for the year ended December 31, 2014 was $358.8 million compared to an income tax expense of $85.4 million in 2013.  In September 2014, the Chilean government enacted a Chilean tax reform package.  Approximately $329.5 million of the income tax expense for the year relates to the impact of the tax reform package on historical deferred tax balances.  This change in the income tax expense was excluded from adjusted loss.

Revenue was $1.84 billion for the year ended December 31, 2014 compared to $1.84 billion in 2013.  Higher volume of sales was offset by lower metal prices relative to 2013.  Revenue for the year ended December 31, 2014 was generated from the sale of 1.1 million ounces of gold, 9.9 million ounces of silver and 123.5 million pounds of copper, excluding attributable sales from Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 925,496 ounces of gold, 8.3 million ounces of silver and 126.0 million pounds of copper for the year ended December 31, 2013.

The average realized price of gold in 2014 was $1,256 per ounce compared to $1,408 per ounce in 2013, or 11% lower.  The average realized price of copper was $3.12 per pound in 2014 compared to $3.28 per pound in 2013, or 5% lower, and the average realized price of silver was $18.84 per ounce in 2014 compared to $23.73 per ounce in 2013, or 21% lower.

Cost of sales excluding depletion, depreciation and amortization for the year ended December 31, 2014 was $1.0 billion compared to $900.8 million in 2013.  Cost of sales excluding depletion, depreciation and amortization was higher than that of  2013 due to higher sales volume.

Depletion, depreciation and amortization (“DDA”) expense for the year ended December 31, 2014 was $503.5 million, compared to $401.1 million in 2013.  Higher DDA was attributable to additional DDA following the acquisition of Canadian Malartic which closed at the end of the second quarter, Amelia Inés (open-pit) and QDD Lower West (underground) at Gualcamayo which started to contribute to production in late 2013 and Pilar which completed commissioning October 1, 2014.

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Other expenses, as discussed below, include general and administrative, exploration and evaluation, other and net finance expenses were $361.8 million for the year ended December 31, 2014, compared to $246.5 million in 2013. For the year ended December 31, 2014:

•
General and administrative expenses were $29.4 million, compared to $29.8 million for the same period in 2013.  Lower general and administrative reflect cost containment initiatives undertaken by the Company and more than offset the additional general and administrative expenses following the acquisition of Canadian Malartic with no comparative balance in 2013 and Pilar where general and administrative expenses were capitalized for the same period in 2013 as it was in commissioning.

•
Exploration and evaluation expenses were $5.9 million, compared to $8.2 million for the same period of 2013.  Lower exploration and evaluation expenses were the result of the Company's reduced focus on greenfield exploration relative to the fourth quarter of 2013.

•
Other expenses were $99.0 million, compared to $36.7 million for the same period of 2013.  Other expenses includes increases during the period due to increases in provisions for legal proceeding including silicosis and other provisions, reorganization costs, and the write down of tax credits and other assets.

•
Net of finance income was $7.8 million compared to net finance expense of $23.3 million for the same period of 2013.  Lower net finance expense was due to the mark-to-market gain on convertible debt and unrealized derivative gains in the period with no prior year comparatives.

Equity loss from Alumbrera was $7.1 million for the year ended December 31, 2014 compared to equity loss of $3.9 million for the same period of 2013.  Equity loss was due to lower metal prices and impairment of assets attributable from Alumbrera.  Cash dividends received from the Company’s equity investment in Alumbrera during 2014 were $44.2 million compared to $27.9 million in 2013.

Operating Results for the year ended December 31, 2014

Record production for the year ended December 31, 2014 of 1.40 million GEO, compared to 1.20 million GEO produced in 2013. Total production includes production from continuing operations of 1.38 million GEO, compared to 1.17 million in 2013.  The Company's portfolio of cornerstone assets demonstrates reliability and the flexibility to compensate for the operational challenges of the remaining non-core portfolio.  Total production included production during commissioning of 68,716 ounces of gold for 2014 compared to 55,942 for the year ended December 31, 2013.  Total production from cornerstone assets was 1.2 million GEO compared to 1.0 million GEO in 2013 representing an increase of 16%.

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Total commercial production for the year ended December 31, 2014 was 1.3 million GEO compared to 1.1 million GEO produced in 2013.  Total commercial production consisted of 1.13 million of gold and 10.1 million ounces of silver, compared to 973,921 ounces of gold and 8.4 million ounces of silver produced in 2013.   The Company continued to focus on its cornerstone portfolio in 2014 as these contribute most significantly to production at lower costs, cash flow and have significant upside and potential. Total annual production includes the production contribution from QDD Lower West underground mine and from Amelia Inés at Gualcamayo which achieved a new record for the mine, additional attributable production from the newly acquired 50% interest in Canadian Malartic which also achieved a record annual production at 100% basis.  Additionally, developments at Jacobina and Minera Florida where efforts to focus on producing quality ounces with sustainable margins and maximizing profitability continued.  In particular, the Company completed a new life of mine plan for Jacobina which contemplates a more consistent production level at higher grades starting late 2014 with further grade increases beginning in 2015.   Following several cost containment initiatives, Jacobina achieved a 8% reduction in cash costs relative to 2013.  Mineral Florida achieving a record production with a 17% reduction in cash costs relative to 2013.  At Mercedes, annual production was impacted by unplanned production events delaying access to originally planned higher grade areas and the mine sequencing.  Several initiatives are under review and will be mostly driven by continuous improvement and re-engineering of processes which should result in a gain in productivity at a lower cost.

The Company continues to unlock significant potential from cornerstone assets particularly with the recent discovery of the Ventura vein at El Peñón and Sucupira and Santa Cruz at Chapada improving the operational outlook in the long term as these are close to existing mine infrastructure and could be quickly and easily be brought into production.  Similarly at Gualcamayo, results gathered from the newly discovered carbonates mineral resource continue to support the potential for a large scale, bulk tonnage underground operation with several drilling intersections exceeding 100 metres.

Building on the success of a record setting year, focusing on liquidity and cash flow while streamlining the asset base to deliver organic growth firmly positions the Company providing the ability to respond to economic conditions.

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During the year, developments were made in other non-core assets.  In the third quarter, the Company concluded that the optimal plan for C1 Santa Luz would be to suspend commissioning activities and place the project on care and maintenance while several identified alternative metallurgical processes continue to be evaluated such that the potential future viability of the project is preserved.  Pilar completed commissioning and declared commercial production effective October 1, 2014. Ernesto Pau/pique completed commissioning effective May 1, 2014, but continued to operate at sub economic production and cost levels and operated at a loss. There is a formal plan in progress to sell this non-core asset and as such it has been treated as a discontinued operation in the consolidated financial statements for year ended December 31, 2014.

Cash costs from continuing operations for the year ended December 31, 2014 averaged $482 per GEO, compared to $410 per GEO in 2013.  Cash costs were impacted by a lower copper credit contribution due to lower copper  quantities sold and a decline in the copper price. The average market price for copper in the year ended 2014 was 6% lower compared to the average in 2013.  Cash costs and co-product cash costs were impacted by planned lower grades at certain mines, unplanned equipment maintenance and repair costs slightly offset by the devaluation of foreign currencies compared to the year ended December 31, 2013. Co-product cash costs from continuing operations for the year ended 2014 were $622 per GEO compared to $596 per GEO for the same period of 2013.  Co-product cash costs for the year ended 2014 from cornerstone assets were $620 per GEO.

All-in sustaining cash costs from continuing operations were $807 per GEO, compared to $814 per GEO for the year ended 2013.  AISC from cornerstone assets were $747 per GEO for the year ended 2014.  On a co-product basis AISC were $899 per GEO for the year ended 2014 compared to $947 for the year ended 2013.

Copper production for the year ended 2014 was 133.5 million pounds from the Chapada mine, compared to 130.2 million pounds in 2013.  A total of 28.3 million pounds of copper produced from Alumbrera were attributable to the Company, compared to 30.2 million pounds for the year ended December 31, 2013.  Total copper production for the year ended 2014 was 161.7 million pounds, compared to 160.5 million pounds in 2013.

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Co-product cash costs per pound of copper were $1.68 per pound for the year ended December 31, 2014 from the Chapada mine compared to $1.65 per pound of copper in 2013.  Co-product cash costs per pound of copper for the year ended 2014 including the Company’s interest in Alumbrera was $1.77 per pound in line compared to $1.75 per pound in 2013.

Financial Results for the three months ended December 31, 2014

Cash flows from operating activities from continuing operations after changes in non-cash working capital items for three months ended December 31, 2014 were $183.6 million, compared to $165.9 million for the three months ended December 31, 2013.  Cash flows from operating activities before changes in non-cash working capital for the three months ended December 31, 2014 were $166.4 million, compared to $165.3 million generated for the same period of 2013.  Cash flows from operating activities from continuing operations for the quarter include $10.3 million in reorganization costs.  Adjusted operating cash flows from continuing operations excluding these reorganization costs were $176.7 million.

Net loss from continuing operations for the three months ended December 31, 2014 was $299.6 million or $0.34 per share basic and $0.35 per share diluted, compared to net loss from continuing operations of $442.8 million or $0.59 per share basic and diluted for the three months ended December 31, 2013.  Net loss of $335.3 million after deducting certain non-cash charges mostly relating to impairment charges discussed above and provisions recognized during the period.  The Company has excluded these non-cash and one-time charges from its adjusted loss as these items are non-cash and non-recurring in nature and do not reflect the underlying performance of ongoing operations.

Adjusted loss from continuing operations was $16.2 million or $0.02 per share for the three months ended December 31, 2014, compared to adjusted earnings of $36.7 million or $0.05 per share for the same period of 2013.  Mine operating earnings for the three months ended December 31, 2014 were $87.6 million, compared to $70.1 million for the same period in 2013.  The lower adjusted earnings and mine operating earnings for the period were, in part, due to lower realized metal prices of approximately 6% for gold, 21% for silver and 11% for copper, and higher depletion, depreciation and amortization, higher taxes offset by higher sales volume.  Mine operating earnings included additional depletion, depreciation and amortization as a result of the acquisition of Canadian Malartic in the second quarter and Pilar which completed commissioning in the third quarter of 2014.  The adjusted loss from continuing operations for the period also does not include tax benefits associated with taxable losses from certain mines including mines in commissioning and reflects interest expense on additional and assumed debt.

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Income tax expense for the three months ended December 31, 2014 was $35.6 million compared to an income tax recovery of $57.6 million for the same period in 2013.

Revenue for the three months ended December 31, 2014 of $542.9 million was higher than the $420.7 million for the same period of 2013 as a result of higher sales quantities offset by lower metal prices.  Revenue for the fourth quarter was generated from the sale of 346,588 ounces of gold, 2.8 million ounces of silver and 33.8 million pounds of copper, excluding attributable sales from Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 218,223 ounces of gold, 2.1 million ounces of silver and 34.5 million pounds of copper for the three months ended December 31, 2013.

The average realized price of gold in the fourth quarter of 2014 was $1,199 per ounce compared to $1,277 per ounce for the same quarter in 2013, or 6% lower and the average realized silver price was $16.39 per ounce compared to $20.63 per ounce for the same quarter in 2013, or 21% lower.  The average realized price of copper was $2.99 per pound comparable to the $3.37 per pound for the fourth quarter in 2013, or 11% lower.

Cost of sales excluding depletion, depreciation and amortization for the three months ended December 31, 2014 was $318.7 million compared to $239.0 million for the same period in 2013.  Cost of sales excluding depletion, depreciation and amortization for the fourth quarter was higher than that of the same period in 2013 due to higher sales volume and higher input costs as planned mine sequencing called for mining from lower grade areas at certain mines.

Depletion, depreciation and amortization ("DDA") expense for the three months ended December  31, 2014 was $136.7 million compared to $111.5 million for the same period of 2013.  Higher DDA was attributable to additional DDA following the acquisition of Canadian Malartic which closed at the end of the second quarter including DDA on the amount of purchase price in excess of book value.  Furthermore, additional DDA was also recognized relative to the comparative period in 2013 from Amelia Inés (open-pit), QDD Lower West (underground) at Gualcamayo which started to contribute to production in late 2013 and Pilar which completed commissioning effective October 1, 2014.

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Other expenses, as discussed below, include general and administrative, exploration and evaluation, other and net finance expenses were $142.1 million for the three months ended December 31, 2014, compared to $51.5 million for the same period in 2013:

•
General and administrative expenses were $29.4 million, compared to $29.8 million for the same period in 2013. Lower general and administrative reflect cost containment initiatives undertaken by the Company and more than offset the additional general and administrative expenses following the acquisition of Canadian Malartic with no comparative balance in 2013 and Pilar where general and administrative expenses were capitalized for the same period in 2013 as it was in commissioning.

•
Exploration and evaluation expenses were $5.9 million, compared to $8.2 million for the same period of 2013. Lower exploration and evaluation expenses were the result of the Company's reduced focus on greenfield exploration relative to the fourth quarter of 2013.

•
Other expenses were $99.0 million, compared to $36.7 million for the same period of 2013. Other expenses includes increases during the period due to increases in provisions for legal proceeding including silicosis and other provisions, reorganization costs, and the write down of tax credits and other assets.

•
Net of finance income was $7.8 million compared to net finance expense of $23.3 million for the same period of 2013. Lower net finance expense was due to the mark-to-market gain on convertible debt and unrealized derivative gains in the period with no prior year comparatives.

Equity earnings from Alumbrera of $3.6 million for the three months ended December 31, 2014 compared to equity loss of $5.1 million for the three months ended December 31, 2013.  Cash dividends received during the three months ended December 31, 2014 from the Company’s equity investment in Alumbrera were $3.6 million compared to $6.8 million for the same period of 2013.

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Operating Results for the three months ended December 31, 2014

Record fourth quarter production of 405,615 GEO, compared to 303,768 GEO produced in the fourth quarter of 2013.  Total production includes production from continuing operations of 403,201 GEO, compared to 294,061 GEO in the fourth quarter of 2013.  Production from cornerstone assets for the quarter was 351,027 GEO compared to 247,858 GEO in 2013 representing an increase of 42%.  Increase in production from the fourth quarter of 2013 included a 32% increase at Gualcamayo; 21% increase at El Peñón and increases at Chapada, Mercedes, Minera Florida and Jacobina, as well as the attributable ounces from Canadian Malartic.

Total fourth quarter GEO production was 10% higher than the third quarter of 2014.  Fourth quarter production from cornerstone mines was also higher than that of the third quarter.  Increases in production from the third quarter included increases at Gualcamayo, Mercedes, El Peñón and Minera Florida.

Cash costs from continuing operations for the fourth quarter of 2014 averaged $484 per GEO, compared to $417 per GEO in the fourth quarter of 2013.  Cash costs were impacted by lower by-product copper credits.  Co-product cash costs from continuing operations for the fourth quarter were $608 per GEO lower, compared to $647 per GEO for the fourth quarter of 2013.

All-in sustaining cash costs from continuing operations were $774 per GEO compared to $754 per GEO for the fourth quarter of 2013. AISC for the fourth quarter from cornerstone assets were $729 per GEO compared to $744 per GEO in the third quarter.  On a co-product basis, AISC from continuing operations were $852 per GEO for the fourth quarter compared to $935 per GEO for the fourth quarter of 2013.  AISC on a co-product basis for the fourth quarter from cornerstone assets were $818 per GEO compared to $845 per GEO in the third quarter and $883 per GEO in the fourth quarter of 2013.

Total copper production for the three months ended December 31, 2014 was 44.0 million pounds, compared to 45.6 million pounds for the same period of 2013.  Copper production for the three months ended December 31, 2014 was 35.0 million pounds from the Chapada mine, compared to 36.0 million pounds for the same period of 2013.  A total of 9.1 million pounds of copper produced from Alumbrera were attributable to the Company, compared to 9.6 million pounds for the three months ended December 31, 2013.

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Co-product cash costs per pound of copper were $1.57 per pound from the Chapada mine compared to $1.53 per pound of copper in the fourth quarter of 2013.  Co-product cash costs per pound of copper for the quarter including the Company’s interest in Alumbrera were $1.61 per pound compared to $1.58 per pound for the fourth quarter of 2013.

OPERATING MINES

Charts providing a summary of operating results are presented at the end of this press release.

Chapada, Brazil

Fourth Quarter:  30,737 GEO at co-product cash costs of $360 per GEO, and 35.0 million pounds of copper at cash costs of $1.58 per pound.

Full Year: 113,386 GEO at co-product cash costs of $406 per GEO, and 133.5 million pounds of copper at cash costs of $1.68 per pound.

At Chapada, higher production and lower co-product cash costs over the comparative fourth quarter of 2013 were the result of the increased contribution from Corpo Sul and the processing of high grade stockpiles partially offset by reduced throughput due to planned maintenance.  Commissioning of the in-pit crusher continued in the fourth quarter with full benefits expected in 2015.  In addition, copper production was impacted by the planned higher grades and lower recoveries resulting from the increased Corpo Sul contribution.  By-product cash cost in the quarter and for the year were impacted by lower by-product credits due to the reduction in copper prices and lower sales volume of copper.  The credit benefit arising from the increased copper production during the period will be realized when the copper is sold.

Chapada produced a total of 30,737 GEO for the fourth quarter of 2014, which consisted of 29,270 and 73,310 ounces of gold and silver contained in concentrate compared to 29,817 GEO, which consisted of 28,223 and 79,696 ounces of gold and silver contained in concentrate, in the comparable period of 2013.  Copper production was 35.0 million pounds in the fourth quarter of 2014 compared to production of 36.0 million pounds of copper for the same quarter of 2013.

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Cash costs for the fourth quarter were negative $1,150 per GEO, compared to negative $1,547 per GEO for the same quarter in 2013.  Co-product cash costs were $360 per GEO in the fourth quarter compared to $377 per GEO for the same quarter of 2013 and $406 per GEO in the third quarter of 2014.  Co-product cash costs for copper were $1.57 per pound in the four quarter compared to $1.53 per pound for the same quarter of 2013 and $1.59 per pound in the third quarter of 2014.

Annual production increased compared to 2013 as Corpo Sul contributed to increased gold grades partially offset by reduced throughput.  Co-product cash costs per GEO were relatively in line with the same period and were slightly impacted by higher treatment and refining costs.  Co-product cash costs per pound of copper was $1.68 compared to $1.65 for 2013.

Production of 113,386 GEO consisted of 107,447 ounces of gold and 296,955 ounces of silver, contained in concentrate compared to 110,618 GEO, which consisted of 104,096 ounces of gold and 326,087 ounces of silver contained in concentrate in 2013.  Chapada copper production was 133.5 million pounds in 2014 compared to production of 130.2 million pounds of copper in 2013.

Cash costs for 2014 were negative $981 per GEO, compared to negative $1,296 per GEO for 2013.  Co-product cash costs were $406 per GEO in 2014 compared with $400 per GEO in 2013.  Co-product cash costs for copper were $1.70 per pound in 2014 compared with $1.65 per pound in 2013.

Among various optimization opportunities, the Company has determined to proceed with projects to increase recoveries.  Current testing of metallurgical processing options indicates higher recoveries than a minimum 5% are achievable, although the Company is assuming an increase of only 5%in the current production profile.

The production profile at Chapada includes a planned slight decrease in production in 2017 due to mine sequencing before reverting in 2018 to expected production levels of 2015 and 2016.  The Company is currently evaluating optimizations that may have the potential to increase 2017 production.  The recent discoveries of Sucupira and Santa Cruz are also expected to improve the operational outlook for Chapada in the long term as they are close to existing mine infrastructure and have the potential to be brought to production in a fast track manner similar to that of Corpo Sul.

El Peñón, Chile

Fourth Quarter:  122,850 GEO at cash costs of $482 per GEO.

Full Year: 452,120 GEO at cash costs of $488 per GEO.

Page | 15

At El Peñón, fourth quarter production was the highest quarterly level of the year and it continued the trend of quarter over quarter production increases with a 5% increase over the third quarter.  Increased production was the result of improved plant productivity and a planned increase in gold grade.  Production was impacted by lower silver grades and gold recoveries relating to the ore from Pampa Augusta Victoria, which was partially offset by increasing the volume of ore processed.  Cash costs in the quarter were lower than the third quarter and approximately 19% lower than the same period last year. Cash costs were impacted by the improved gold grades and production partially offset by unplanned repairs and replacement costs.

During the fourth quarter of 2014, El Peñón produced 122,850 GEO, which consisted of 77,111 ounces of gold and 2.3 million ounces of silver, 21% higher compared to 101,364 GEO, which consisted of 68,246 ounces of gold and 1.7 million ounces of silver for the same quarter of 2013.  Cash costs were $482 per GEO in the fourth quarter compared to $486 per GEO in the third quarter of 2014 and $593 per GEO in the fourth quarter of 2013.

Annual production was 3% less than 2013 and was impacted by lower gold production due to planned mining in lower gold grade areas, which was partially offset by increased silver production due to higher silver grades and recoveries.  Cash costs per GEO were marginally higher than 2013 due to lower production and certain one-time repair and replacement costs offset by improvements achieved from new underground equipment and the devaluation of the Chilean Peso.

El Peñón produced 452,120 GEO in 2014, which consisted of 282,617 ounces of gold and 8.5 million ounces of silver, compared to 467,523 GEO, which consisted of 338,231 ounces of gold and 6.5 million ounces of silver in 2013.  Cash costs for the year ended December 31, 2014 were $488 per gold ounce, compared to $485 per gold ounce in 2013.

The new discovery of the Ventura vein will be the focus for exploration this year, and these new ounces are expected to enhance mine life and the future production profile.  In the near term, the Company is focused on optimizing productivity and reducing costs.  A third party operations optimizations expert has been engaged to identify further opportunities.

Gualcamayo, Argentina

Fourth Quarter:  46,009 ounces of gold at cash costs of $886 per ounce.

Full Year: 180,412 ounces of gold at cash costs of $796 per ounce.

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At Gualcamayo, fourth quarter production increased from the third quarter, representing a 32% increase from the fourth quarter 2013.  Increased production was the result of more tonnes of ore processedat lower grade.  Lower grade was consistent with normal mine sequencing with lower grade ore from the open-pit partially offset by an increase in grade from the underground.  Normal sequencing of stacking at the leach pad impacted recoveries as material placed at the leach pad late in the quarter had not entered irrigation and thus increased the level of material in progress.  Cash costs in the quarter were higher than the fourth quarter 2013 and were impacted by costs relating to local inflation and a 13% increase in waste tonnes moved.

During the fourth quarter of 2014, Gualcamayo produced 46,009 ounces of gold, exceeding 2013 fourth quarter production of 34,929 ounces of gold by 32% and higher than the third quarter of 2014.

Annual production was 50% higher than 2013.  Improved production was the result of higher grades and throughput with the contribution from the new QDD Lower West (“QDDLW”) underground mine.  Cash costs increased by approximately 3% and were impacted by local inflationary pressures partially offset by the devaluation of the Argentine Peso.

Gualcamayo produced of 180,412 GEO in 2014, compared to 120,337 GEO in 2013.  Cash costs for the year ended December 31, 2014 were $796 per gold ounce, compared to $772 per gold ounce in same period of 2013.

During the fourth quarter, work continued on Rodado Southwest, the newly discovered mineral resource beneath the current QDD pit limits and SW of QDDLW.  The metallurgical work done in the quarter allowed for the further definition of ore characteristics and identified the mineral resource as a carbonate ore body.  The Company is now referring to the potential large scale, bulk tonnage underground operation as the Deep Carbonates Alternative project.  In 2015, work will focus on further evaluating potential mining methods and building on the 2014 mineral resource increase to continue to grow the mineral resource and economic potential of the deposit.

Gualcamayo’s first full year of production from QDDLW in 2014 has significantly increased the production expectations for 2015.  The expansion of the Adsorption and Desorption (ADR) plant is ongoing, although at a slightly slower pace than originally planned, and is expected to begin accelerating recoveries in 2016 and 2017.

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Canadian Malartic (50% interest), Canada

Fourth Quarter:  66,396 ounces of gold at cash costs of $684 per ounce.

For the period since acquisition on June 16, 2014: 143,008 ounces of gold at cash costs of $702 per ounce.

At Canadian Malartic, production increased approximately 3% and cash costs decreased approximately 7% quarter over quarter.  These improvements were the result of an increase in the volume of ore processed, feed grades and recovery rates.  During the quarter, the mill processed a record average of over 53,000 tonnes per day as efforts continue to advance work towards the target of reaching 55,000 tonnes per day by the end of 2015.  Cash costs in the quarter were also positively impacted by the decline in fuel costs.

In 2014, Canadian Malartic produced a record 535,470 ounces of gold at $659 cash costs per ounce on a 100% basis.  Since the day of acquisition, the Company's 50% of share production for 2014 is 143,008 ounces of gold at cash costs of $702 per ounce.

The Company continues to execute on the refinements and potential improvements identified since the acquisition was completed in mid-2014.  Some of these initiatives include:
•	Projects to improve the current crushing and grinding constraints including re-design of the pre-crushing setup to achieve 55,000 tonnes per day.
•	The improvement of drilling and blasting techniques in the open pit (fragmentation), producing finer material to feed into the crushing and grinding circuit.
•	The use of a loader to manage the stockpile and keep the crusher full at all times, which has also led to improved haul truck cycle times.
•	The optimization of the mining activities in the North.
•	The reduction of delay related to blasting time and shift changes.
•	The optimization of the maintenance of the mobile equipment.

The study evaluating increasing throughput rates to 60,000 tpd has been put on hold until the 55,000 tonnes per day pre-crushing throughput level has been consistently achieved.

In addition, the positive grade reconciliation that has been experienced since mid-2014 may continue to improve production expectations.

Page | 18

Mercedes, Mexico

Fourth Quarter:  32,512 GEO at cash costs of $620 per GEO.

Full Year: 113,174 GEO at cash costs of $671 per GEO.

At Mercedes, production and cash costs each improved approximately 7% compared to the third quarter, and continued the trend of improving quarter over quarter as ore processed and gold grades were at the highest levels of the year.  Increased gold grades were the result of the contribution from Lagunas while silver grades were impacted by expected lower grades from Barrancas.  Gold and silver recoveries increased in the quarter as the result of the installation of pump equipment in the thickener tank and recoveries are expected to continue at these levels going forward.  The reduction in cash costs was due to increased production and the outsourcing of some secondary development work.

Mercedes produced 32,512 GEO in the fourth quarter which consisted of 30,364 ounces of gold and 107,396 ounces of silver compared to 31,716 GEO, which consisted of 28,821 ounces of gold and 144,715 ounces of silver in the fourth quarter of 2013.

Planned lower annual production was approximately 20% less than 2013.  Lower production was the result of planned lower gold and silver grades.  Annual production was also impacted by labour interruptions, unplanned maintenance and unplanned dilution in some stopes that delayed access to originally planned higher grade areas.  Cash costs were also impacted by planned lower production and were approximately 35% higher than 2013.  The Company has undertaken initiatives to reduce costs including outsourcing in areas where it is more efficient and cost effective.

For 2014, production totaled 113,174 GEO consisting of 105,212 ounces of gold and 398,137 ounces of silver, compared to 2013 production of 141,618 GEO, which consisted of 129,327 ounces of gold and 614,562 ounces of silver.  Cash costs were $671 per GEO for the year ended December 31, 2014, compared to $496 in 2013.

The Company has identified several opportunities to further improve efficiencies of the underground mine related to grade and dilution control.  This will be an ongoing initiative at the operation, and could further improve costs and the production profile.

Page | 19

Minera Florida, Chile

Fourth Quarter:  31,641 GEO at cash costs of $609 per GEO.

Full Year: 119,582 GEO at cash costs of $617 per GEO.

At Minera Florida, fourth quarter production was the highest quarterly level of the year and it continued the trend of quarter over quarter production increases with an approximate 3% increase over the third quarter representing an approximate 4% increase over the fourth quarter 2013.  Increased production was due to increased ore processed and, as expected, increased gold grades and gold recoveries.  Cash costs in the quarter were higher than the previous quarter partially offset by devaluation of the Chilean Peso and an increase in by-product zinc credits.

During the fourth quarter of 2014, Minera Florida produced 31,641 GEO, which consisted of 27,953 ounces of gold and 184,382 ounces of silver compared to 30,513 GEO, which consisted of 24,539 ounces of gold and 298,696 ounces of silver in the fourth quarter of 2013.

Record annual production  was slightly higher than 2013.  Production was impacted by improved gold and silver recoveries offset by planned lower gold and silver grades.  Cash costs for the year were approximately 17% lower than 2013 reflecting continuous efforts to reduce costs, the devaluation of the Chilean Peso and an increase in by-product zinc credits.

For 2014, production totaled 119,582 GEO, which consisted of 100,076 ounces of gold and 975,297 ounces of silver, exceeding the 118,590 GEO produced in 2013,  which consisted of 99,000 ounces of gold and 979,514 ounces of silver.  Cash costs for the year ended 2014 were $617 per gold ounce, compared to $747 per gold ounce in the comparable period of 2013.

Gold production is expected to increase in 2015 as gold grades and recoveries are expected to continue at levels established in the fourth quarter.  Silver production is expected to be lower due to anticipated lower silver grades.  The Company is currently evaluating options to improve silver recoveries to offset mining in lower grade areas.

Jacobina, Brazil

Fourth Quarter:  20,909 ounces of gold at cash costs of $972 per ounce.

Full Year: 75,650 ounces of gold at cash costs of $1,082 per ounce.

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At Jacobina, production was approximately 7% higher than the fourth quarter 2013 as production in the fourth quarter was impacted by grade and recovery rates that continued to improve quarter over quarter and were at the highest quarterly levels of the year partially offset by a delay in development and reduced throughput.  Improved recoveries were the result of various initiatives including optimizations of the gravity circuit, preventative maintenance and increased mill power.  Fourth quarter cash costs were at the lowest quarterly level of the year as they continued the trend of quarter over quarter reductions resulting in full year cash costs that were 8% lower than the previous year, and reflects execution of continuous cost containment initiatives.

Gold production at Jacobina was 20,909 ounces in the fourth quarter of 2014, compared to 19,519 ounces produced for the same quarter of 2013.

Annual production was approximately 3% higher than 2013 and was the result of improved grade and recovery offset by lower throughput.  In particular, mine sequencing called for mining of higher grade areas in the second half of the year.  Cash costs for the year also reflect the continuous cost containment initiatives as they were approximately 10% lower than 2013.  Operational performance in 2014 continues to demonstrate the Company’s focus on producing quality ounces with sustainable margins to maximize profitability at Jacobina.

For the year ended December 31, 2014, Jacobina produced 75,650 ounces compared to 73,695 ounces in 2013.  Cash costs for 2014 were $1,060 per gold ounce, compared to $1,174 per gold ounce in the comparable period of 2013

Jacobina’s full year 2014 production increase over 2013 is expected to continue with further annual production increases expected in 2015 through 2017 as grades  are expected to continue sincreasing into 2015.

The Company has recorded an impairment charge of $158.0 million on an after tax basis against the carrying value of Jacobina during the fourth quarter in addition to the impairment of $55 million in 2013.

Alumbrera, Argentina

In the fourth quarter of 2014, production from Alumbrera was 13,704 ounces of gold compared to 11,319 ounces of gold produced in the fourth quarter of 2013 resulting from higher gold grade and higher recoveries.  Cash costs for the fourth quarter were negative $14 per GEO, compared to negative $261 per GEO for the same quarter in 2013.

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In 2014, Alumbrera produced a total of 39,650 ounces of gold, compared to 39,157 ounces of gold in 2013.  Production was higher from higher gold grades and recovery rates offset by lower throughput.  Cash costs for the year ended 2014 were negative $351 per gold ounce, compared to negative $252 per gold ounce in 2013. Cash costs were impacted by higher copper by-product credit due to higher copper quantities sold offset by lower copper prices.

Brio Gold

Fourth Quarter:  38,470 ounces of gold at cash costs of $671 per ounce.

Full Year: 82,945 ounces of gold at cash costs of $798 per ounce.

In the quarter, the Company announced plans to separate its core and non-core portfolios, and, in the case of the latter, that it is advanced in the process of forming a subsidiary company Brio Gold that will hold Fazenda Brasileiro, Pilar and C1 Santa Luz as well as some related exploration concessions.  The operational improvements at Pilar as well as continued on budget production at Fazenda Brasileiro demonstrate the potential for the new management of Brio Gold to pursue opportunities to unlock value from these assets for Yamana.

Brio Gold production in the fourth quarter was over 110% higher than the fourth quarter of 2013 and reflects a first full quarter of commercial production at Pilar, high grades and improved recoveries offset by lower throughput due to the absence of contribution from C1 Santa Luz.

In the fourth quarter of 2014, total production from Brio Gold was 38,470 ounces of gold compared to 34,884 ounces of gold produced in the fourth quarter of 2013.  Cash costs for the fourth quarter were $671 per GEO, compared to $809 per GEO for the same quarter in 2013.

Annual production was approximately 47% higher than 2013 and was the result increased throughput, recoveries and average grades.  Cash costs were approximately $10 per ounce lower than the previous year and were the result of cost reduction initiatives including the optimization of the efficient utilization and procurement of consumables and non-critical headcount reductions.

For the year ended December 31, 2014, Brio Gold produced at total of 144,663 ounces of gold compared to 98,450 ounces of gold in 2013.  Cash costs for the year ended 2014 were $798 per gold ounce, compared to $808 per gold ounce in the comparable period of 2013.

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DISCONTINUED OPERATIONS

Ernesto/Pau-a-Pique, Brazil
Ernesto/Pau-a-Pique continues to operate at sub economic production and cost levels and continues to operate at a loss. There is a formal process in progress to sell this non-core asset.

Ernesto/Pau-a-Pique began commissioning the fourth quarter of 2012 and completed commissioning effective May 1, 2014.  As a result of the delayed start-up of operations and the lower metal prices, the Company has recorded an impairment charge of $160.3 million on an after tax basis at Ernesto/Pau-a-Pique during 2014 in addition to the $168.2 million, net of taxes recorded in 2013.

IMPAIRMENT

During the year ended December 31, 2014, the Company recorded impairment charges totalling $904.3 million ($823.7 million on an after-tax basis), of which $236.0 million was recognized in the fourth quarter and $668.3 million was recognized in the third quarter.   Additional information can be found in the table below:

(In millions)	Q3 2014		Q4 2014		Total 2014		Net Book Value - as at
Project	Impairment	Impairment	Impairment	Impairment	Impairment	Impairment
	(Pre-Tax)	(After-Tax)	(Pre-Tax)	(After-Tax)	(Pre-Tax)	(After-Tax)	Dec. 31, 2014
Jacobina	—	—	186.4	158	186.4	158	723.7
Minera Florida	—	—	26.6	17.3	26.6	17.3	659.5
Pilar	179.2	164	—	—	179.2	164	365
C1 Santa Luz	360.7	334.1	—	—	360.7	334.1	41.6
Total impairments from continuing operations	539.9	498.1	213	175.3	752.9	673.4
Ernesto/Pau-a-Pique - discontinued operations	128.4	137.3	23	23	151.4	160.3	—
Total impairments	668.3	635.4	236	198.3	904.3	833.7

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EXPLORATION

The Company continues to consider exploration to be a key to unlocking and creating further value for shareholders at existing operations. The 2014 exploration program focused on finding higher quality ounces, being those ounces with the greatest potential to most quickly generate cash flow, and on infill drilling to do the work necessary to upgrade the existing inferred mineral resources.  A total of 315,698 metres of drilling at 12 mines and projects were completed as part of the 2014 program.  In 2014, the Company spent approximately $74 million on exploration.

OUTLOOK AND STRATEGY

The Company strives to balance production, capital and operating costs to  maximize investment and returns while balancing risk and rewards and by demonstrating strong financial performance.

2014 was a transition year for the Company with its continued focus on ensuring production and cost stability at its cornerstone operations in a context of ongoing volatility in precious metal prices.  The approach was a continuation of the cost containment and margin reclamation initiatives begun by the Company in 2013.  In addition, 2014 was a challenging year as some projects did not meet expectations, however the Company implemented plans to improve the outlook for these projects.  The addition of Canadian Malartic in mid-2014 contributed significantly to an enhanced core portfolio positioned to deliver high quality ounces.  The focus on cornerstone operations has resulted in a core portfolio with a stabilized production and cost base, and sustainable cash flow levels.

Consistent with this focus, in 2014 the Company advanced plans to separate its core and non-core portfolios, and in the case of the latter, improving the prospects for certain previously underperforming assets that have yet to reach their potential.  To this end, the Company announced it is structuring its intercorporate holdings to form a new operating unit, Brio Gold Inc. (“Brio Gold”) that includes Fazenda Brasileiro, Pilar and C1 Santa Luz as well as some related exploration concessions, all of which are currently held as non-core assets within Yamana.  The separation of the portfolios better focuses management's efforts, and allows in the fullness of time, to evaluate how to best maximize value for our non-core portfolio which may include divestment of the same.

Starting in 2015, this new Yamana operating unit, and the optimization and improvement of its assets will be led by a new management team.   Although this company will initially be a 100% owned subsidiary, Yamana is entrusting Brio Gold’s management to both manage and improve these assets and evaluate various strategic alternatives with respect to Brio Gold.  All of these efforts will progress through 2015 with an optimization plan and evaluation of strategic options expected by end of 2015.

Page | 24

Also in 2015, the Company will begin reporting production and cost information for gold, silver and copper separately. Silver production will no longer be treated as a gold equivalent and copper by-product credits will be applied based on relative revenue contribution of gold and silver.  The decision to report production and cost information for gold and silver separately reflects the Company’s commitment to stability and predictability with respect to financial and operating results.

Over the period 2015 to 2017, the Company will build on the stabilized production, cost and cash flow levels established in 2014 by returning to a focus on mineral reserve and mineral resource growth, and further production growth.  The focus on growth will not come at the expense of the significant achievements to date in cost containment and margin reclamation.  Rather, costs are expected to remain stable at established levels with the potential for further reductions from lower input costs as the Company anticipates the further realization of the benefits from declining fuel prices and in country labour payments due to currency devaluations.

The flexibility to manage the business is reflected in the security of the Company’s balance sheet.  Subsequent to year end, the Company closed an equity financing with gross proceeds of approximately C$300 million and will use the net proceeds to reduce debt under the Company’s revolving credit facility.  This reduction in debt in combination with the previously announced debt reduction initiative and long-term debt maturities that are matched to expected asset lives ensures the Company has the financial flexibility to pursue its growth objectives.

For 2015, the Company expects to deliver production growth across its portfolio with gold production increasing by approximately 8% to 1.30 million ounces of gold with 9.6 million ounces of silver and 120 million pounds of copper.  Gold production is expected to consist of approximately 1.17 million ounces of gold from the Company’s cornerstone operations and its other producing mines, and approximately 130,000 ounces attributable to Brio Gold consisting of 60,000 ounces from Fazenda Brasileiro and 70,000 ounces from Pilar.

2016 production is expected to increase by a further 5% to approximately 1.37 million ounces of gold with 8.9 million ounces of silver and 120 million pounds of copper.  Gold production is expected to consist of approximately 1.19 million ounces of gold from the Company’s cornerstone operations and its other producing mines, and approximately 180,000 ounces attributable to Brio Gold consisting of stable production from Fazenda Brasileiro and Pilar, and the addition of 50,000 ounces based on the assumption that C1 Santa Luz resumes contributing during the year.

Page | 25

2017 production is expected to increase further to approximately 1.44 million ounces of gold and 11.2 million ounces of silver based on Cerro Moro beginning to contribute to production.  Copper production is expected to increase to 130 million pounds.  Gold production is expected to consist of approximately 1.21 million ounces of gold from the Company’s cornerstone operations and its other producing mines, and approximately 230,000 ounces attributable to Brio Gold consisting of stable production from Fazenda Brasileiro and Pilar, and the addition of a full year of production from C1 Santa Luz, representing approximately 100,000 ounces.

The Company will continue to evaluate opportunities for optimizations and other operational improvements across its portfolio to further increase its production profile.  These opportunities include optimizations currently being evaluated for the mine plan at Chapada to mitigate planned one time lower gold production in 2017. The table below provides the mine–by–mine 2015-2017 production expectations.  The figures in the table reflect the mid-range of expectations within a range of plus or minus 2.5%.

Estimated Production	2015E	2016E	2017E
	Mid-Point of Range	Mid-Point of Range	Mid-Point of Range
Gold
Chapada	120,000	110,000	100,000
El Peñón	252,000	265,000	250,000
Gualcamayo	175,000	170,000	170,000
Mercedes	105,000	105,000	105,000
Canadian Malartic (50%)	280,000	290,000	290,000
Minera Florida	100,000	100,000	100,000
Jacobina	110,000	120,000	130,000
Alumbrera	25,000	25,000	20,000
Cerro Moro	-	-	45,000
Brio Gold *	130,000	180,000	230,000
Total Gold Production	1,297,000	1,365,000	1,440,000

Silver
Chapada	305,000	300,000	290,000
El Peñón	8,400,000	7,725,000	8,600,000
Mercedes	320,000	350,000	325,000
Minera Florida	575,000	490,000	235,000
Cerro Moro	-	-	1,700,000
Total Silver Production	9,600,000	8,865,000	11,150,000

Total Copper (M lbs.)(Chapada)	120	120	130
*Assumes resumption of production from C1 Santa Luz in 2016.

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Estimated cash costs for 2015 are forecast to be approximately $545 per ounce of gold and $6.00 per ounce of silver.  For Yamana’s portfolio excluding Brio Gold, estimated cash costs for 2015 are forecast to be approximately $525 per ounce of gold.   For Brio Gold, estimated cash costs for 2015 are forecast to be approximately $730 per ounce of gold.  The table below provides the mine–by–mine 2015 estimated cash costs per ounce for gold and silver.

2015 Estimated Cash Costs Per Oz	Gold	Silver
Chapada *	($595)	($40.00)
El Peñón	$530	$7.35
Gualcamayo	$855	-
Mercedes	$635	$8.85
Canadian Malartic (50%)	$605	-
Minera Florida	$645	$8.95
Jacobina	$680	-
Alumbrera	$975	-
Brio Gold	$730	-
Total	$545	$6.00
* On a copper co-product basis Chapada cash costs are forecast to be $1.70 per pound.

Estimated by-product all-in sustaining cash costs for 2015 are forecast to be between $800 and $830 per ounce of gold, and $10.30 and $10.50 per ounce of silver.  Estimated co-product all-in sustaining cash costs for 2015 are forecast to be between $880 and $910 per ounce of gold and $11.10 and $11.30 per ounce of silver.

For 2015, sustaining capital is expected to be approximately $265 million or approximately $176 per ounce of gold and $2.75 per ounce of silver when allocating all capital to gold and silver ounces with no consideration for copper.   The Company expects approximately $238 million of total sustaining capital will be spent at its cornerstone assets, and approximately $23 million at Brio Gold.  The Company treats copper as a by-product and applies all sustaining capital to gold and silver ounces.

Expansionary capital spending for 2015 is expected to be approximately $90 to $140 million, this includes initial capital spend on the construction of Cerro Moro and projects to increase recoveries at Chapada.  The Company remains committed to allocating capital to those opportunities that can most readily contribute to cash flow.

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The Company expects to spend between $70 to $98 million, including $7 million at Brio Gold, on exploration where the focus continues to be on near mine exploration and ounces that can most quickly be brought into production and contribute to cash flow generation.

For 2015, depreciation, depletion and amortization (“DD&A”) is expected to be approximately $570 million or approximately $395 per ounce of gold and $6 per ounce of silver.  All of DD&A has been applied to gold and silver.  None has been allocated  to copper as the Company treats copper as a by-product credit to operating costs.

General and administrative (“G&A”) expenses for 2015 are expected to be approximately $120 million including Brio and other mine G&A expenses.  This excludes continuing rationalization of corporate G&A expenses at the Sao Paulo office for which the full benefit will be realized in 2016.

Key 2015 commodity and foreign exchange price assumptions are presented in the table below.

2015 Metal and Currency Assumptions
Gold (US$/oz)	$1,150
Silver (US$/oz)	$16.00
Copper (US$/lb)	$3.00
Zinc (US$/lb)	$0.90
C$/US$	1.18
BRL/US$	2.70
ARS/US$	10.50
CLP/US$	625.00
MXP/US$	14.00

Q4 2014 Conference Call Information:

Conference call information for Thursday, February 12, 2015 at 8:30 a.m. E.T.

Toll Free (North America):	1-866-225-0198
Toronto Local and International:	416-340-2218
Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free (North America):	1-800-408-3053	Passcode 5432567
Toronto Local and International:	905-694-9451	Passcode 5432567

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The conference call replay will be available from 12:00 p.m. ET on February 12, 2015 until 11:59 p.m. ET on February 26, 2015.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

Page | 29

Chile
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	GEO Produced	GEO Sold	Cash Cost per GEO
El Peñón
Total 2014	1,475,858	6.36	211.96	93.3	83.9	282,617	8,475,133	452,120	447,318	$488
Q4 2014	382,194	6.66	215.87	92.8	84.9	77,111	2,286,949	122,850	126,565	$482
Q3 2014	375,507	6.19	227.73	93.7	85.2	70,111	2,349,577	117,102	111,802	$486
Q2 2014	366,756	6.81	210.56	93.6	81.6	75,727	2,013,812	116,003	112,989	$460
Q1 2014	351,401	5.75	192.32	93.2	83.5	59,669	1,824,794	96,165	95,962	$532
Total 2013	1,422,054	7.94	187.16	93.0	75.7	338,231	6,464,623	467,523	466,093	$485
Q4 2013	352,276	6.46	183.42	93.0	80.3	68,246	1,655,910	101,364	99,546	$593
Q3 2013	351,795	8.26	201.99	93.5	77.0	87,968	1,768,205	123,333	130,014	$458
Q2 2013	356,607	8.66	187.09	92.6	71.2	91,861	1,514,057	122,142	118,977	$451
Q1 2013	361,377	8.37	176.43	93.0	74.0	90,155	1,526,451	120,684	117,557	$455
Minera Florida
Total 2014	1,729,861	2.23	29.87	80.8	58.7	100,076	975,297	119,582	119,346	$617
Q4 2014	439,401	2.37	22.78	83.3	57.3	27,953	184,382	31,641	32,698	$609
Q3 2014	437,202	1.99	45.59	80.1	63.9	22,402	409,676	30,596	29,569	$593
Q2 2014	405,855	2.41	24.89	80.4	57.3	25,311	185,952	29,031	28,109	$638
Q1 2014	447,402	2.14	25.97	79.3	52.3	24,409	195,287	28,315	28,970	$630
Total 2013	1,754,785	2.45	32.02	76.1	57.2	99,000	979,514	118,590	118,687	$747
Q4 2013	492,257	2.07	39.16	79.0	61.6	24,539	298,696	30,513	29,732	$592
Q3 2013	448,820	2.27	23.92	78.0	56.0	23,848	181,156	27,471	27,398	$762
Q2 2013	402,130	2.58	18.16	77.7	53.8	23,962	131,029	26,582	26,462	$915
Q1 2013	411,578	2.98	45.84	69.0	56.3	26,651	368,634	34,024	35,095	$744

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Brazil
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	GEO Produced	GEO Sold	Cash Cost per GEO	Co-Product Cash Cost per GEO
Chapada
Total 2014	20,360,659	0.28	58.9	113,386	100,394	($981)	$406
Q4 2014	5,041,152	0.31	57.7	30,737	32,431	($1,150)	$360
Q3 2014	5,440,264	0.28	59.3	30,522	27,129	($1,292)	$406
Q2 2014	5,034,490	0.30	60.0	30,418	21,788	($580)	$395
Q1 2014	4,844,752	0.23	58.7	21,710	19,046	($867)	$489
Total 2013	21,347,439	0.26	57.9	110,618	102,018	($1,296)	$400
Q4 2013	5,540,262	0.28	57.5	29,817	27,707	($1,547)	$377
Q3 2013	5,682,276	0.27	58.3	30,917	28,249	($1,367)	$358
Q2 2013	5,016,383	0.26	59.6	26,525	21,182	($490)	$421
Q1 2013	5,108,519	0.23	56.0	23,358	24,882	($1,796)	$463
Jacobina
Total 2014	1,419,031	1.78	92.9	75,650	74,405	$1,078
Q4 2014	355,987	1.91	95.6	20,909	21,359	$959
Q3 2014	372,243	1.89	93.6	21,112	19,396	$981
Q2 2014	350,919	1.82	91.6	18,776	18,287	$1,188
Q1 2014	339,882	1.51	90.1	14,853	15,363	$1,245
Total 2013	1,575,629	1.57	92.2	73,695	77,190	$1,174
Q4 2013	396,235	1.64	93.2	19,519	19,105	$1,140
Q3 2013	380,054	1.66	95.4	19,325	18,017	$1,029
Q2 2013	384,614	1.55	90.8	17,485	19,350	$1,270
Q1 2013	414,725	1.45	90.0	17,366	20,718	$1,276

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Argentina
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per GEO
Gualcamayo
Total 2014	6,775,855	1.43	62.2	180,412	177,660	$796
Q4 2014	1,994,019	1.24	42.0	46,009	45,165	$886
Q3 2014	1,440,285	1.43	73.5	43,060	40,124	$867
Q2 2014	1,435,864	1.63	66.7	52,863	53,590	$700
Q1 2014	1,905,687	1.47	68.0	38,481	38,781	$739
Total 2013	6,568,912	0.88	72.5	120,337	111,134	$772
Q4 2013	1,561,180	1.61	43.7	34,929	34,264	$825
Q3 2013	1,298,811	0.86	75.8	27,678	20,570	$919
Q2 2013	1,915,698	0.51	87.2	27,553	27,770	$761
Q1 2013	1,793,223	0.67	79.0	30,177	28,530	$584

Mexico
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	GEO Produced	GEO Sold	Cash Cost per GEO
Mercedes
Total 2014	681,833	5.09	55.88	94.6	32.6	105,212	398,137	113,174	111,657	$671
Q4 2014	178,409	5.57	50.57	94.9	37.1	30,364	107,396	32,512	33,654	$620
Q3 2014	176,310	5.30	54.91	94.8	33.3	28,459	103,642	30,532	27,450	$663
Q2 2014	167,552	4.60	58.58	93.9	30.0	22,809	93,057	24,671	25,971	$763
Q1 2014	159,562	4.82	60.07	94.7	30.2	23,579	94,042	25,460	24,582	$655
Total 2013	670,867	6.16	79.39	94.5	34.4	129,327	614,562	141,618	146,438	$496
Q4 2013	169,768	5.58	72.84	94.3	35.5	28,821	144,715	31,716	33,062	$656
Q3 2013	171,556	5.83	68.66	94.1	29.4	31,765	116,840	34,102	33,627	$478
Q2 2013	164,422	6.74	90.61	94.5	34.4	35,701	176,205	39,226	37,593	$363
Q1 2013	165,122	6.54	86.09	95.0	39.0	33,039	176,801	36,575	42,156	$519

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Canada
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per GEO
Canadian Malartic
Total 2014	5,263,271	0.95	89.2	143,008	149,952	$702
Q4 2014	2,448,662	0.95	89.2	66,369	69,965	$684
Q3 2014	2,416,797	0.94	89.0	64,761	63,684	$735

Copper Production
	Ore Processed	Copper Ore Grade	Copper Recovery (%)	Copper Produced (M lbs.)	Copper Sold (M lbs.)	Cash costs per pound of copper
Chapada
Total 2014	20,360,659	0.37	79.6	133.5	123.5	$1.68
Q4 2014	5,041,152	0.40	78.0	35.0	33.8	$1.57
Q3 2014	5,440,264	0.39	81.2	38	35.7	$1.59
Q2 2014	5,034,490	0.37	80.0	33	28.7	$1.75
Q1 2014	4,844,752	0.33	79.3	27.6	25.4	$1.84
Total 2013	21,347,439	0.35	79.7	130.2	126	$1.65
Q4 2013	5,540,262	0.37	80.4	36	34.5	$1.53
Q3 2013	5,682,276	0.36	80.9	36.8	35.7	$1.48
Q2 2013	5,016,383	0.34	80.2	30.1	26.7	$1.76
Q1 2013	5,108,519	0.31	77.0	27.4	29.1	$1.90

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessment and any related enforcement proceedings..  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by National Instrument 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A, except that 2010 financial data is presented in accordance with previous Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Gold equivalent ounces assumes gold plus the gold equivalent of silver using a ratio of 50:1.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”) do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Average cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Cash costs are computed both on a co-product, by-product and all-in sustaining basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the average cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

All-in sustaining cash costs seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, including by-product cash costs, mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

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The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings are provided in  the Company’s MD&A Section 5 “Overview of Annual Results” and Section 6 “Overview of Quarterly Results” for both the yearly and quarterly reconciliations, respectively, found on the Company’s website at www.yamana.com.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:
•	Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.
•	Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.
•
Cash flows generated from operations before changes in non-cash working capital -  excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.  Cash flows generated from operations before changes in non-cash working capital per share is calculated by dividing the cash flows generated from operations before changes in non-cash working capital, as reported in the consolidated statement of cash flows, by the basic weighted average number of common shares outstanding of the corresponding period.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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